  Exhibit 99.1

Mission New Energy Limited

Financial Report for the Year Ended

30 June 2016

DIRECTORS REPORT	3
1	Directors Details	3
2	Advisor to The Board	6
3	Meetings of Directors	6
4	Insurance Premium Paid for Directors and Officers	7
5	Unissued Shares Under Option	7
6	Remuneration Report	7
7	Principal Activities	14
8	Operating and Financial Review	14
9	Review of Operations	14
10	Financial Position	15
11	Dividends Paid or Recommended	15
12	Events Subsequent to Reporting Date	15
13	Significant Changes in State of Affairs	15
14	Likely Development, Prospects and Business Strategies	15
15	Proceedings on Behalf of the Company	15
16	Non Audit Services	15
17	Environmental Regulations	16
18	The Lead Auditor’s Independence Declaration	16
AUDITORS INDEPENDENCE DECLARATION	17
FINANCIAL STATEMENTS TABLE OF CONTENTS	18

DIRECTORS REPORT

Your Directors present their report on the Company and its controlled entities for the year ended 30 June 2016.

1.
Directors Details

The name of Directors’ in office at any time during or since the end of the year are:

Datuk Mohamed Zain Bin Mohamed Yusuf	Chairman (Independent Non-executive)
Qualifications	Bachelor of Economics (Hons.) (University of Western Australia)
Experience
Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business.
Datuk Zain is a Director of WSA Group of Companies and Chairman of Malacca Securities Sdn Bhd, past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.

Board member since 24 January 2006.

Appointed Chairman on 1 July 2014.

Special Responsibilities	Datuk Zain is a member of the Audit and Risk Management Committee and Chairman of the Nomination and Remuneration Committee.
Former Directorships in listed entities over the last 3 years	Chairman of Malacca Securities Sdn Bhd (since November 2000), resigned as a Director from Faber Group Bhd in May 2013.

Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	Director (Independent Non-executive)
Qualifications	Master of Science in Engineering Business Management (University of Warwick, U.K)
Experience
Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force, commanding workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements.
His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom.
Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of the Legion of Merit from the US. Most recently he was appointed as a Senator to the Upper House of Malaysia.

Board member since 25 June 2009.
Special Responsibilities	Tan Sri Anwar is Chairman of the Audit and Risk Management Committee and a member of the Nomination and Remuneration Committee.
Former Directorships in listed entities over the last 3 years	Chairman of the armed forces fund (Pension Fund) and Chairman of Titijaya Land Bhd.

Mr. Mohd Azlan bin Mohammed	Director (Non-Independent Non-executive)
Qualifications	Bachelor of Arts Degree (Honours) majoring in Accounting and Business.
Experience
Mr Mohd Azlan, is currently the Managing Director of Wasco Oilfield Services Sdn Bhd, which is principally involved in the provision of oil and gas services internationally. Wasco is a subsidiary of Bursa Malaysia listed Wah Seong Corporation Berhad and also sits on the board of its various subsidiaries.
He is also the Chairman of Indra Technology Solutions Malaysia Sdn Bhd, a subsidiary of Indra Sistemas, S.A. of Spain.
In May 2015, Mohd Azlan was appointed as Independent Chairman of Multi-Purpose Generali Insurans Bhd, a leading Malaysian insurance company.

Board member from 15 September 2014.

Special Responsibilities	Mohd Azlan is a member of the Audit and Risk Management Committee and the Nomination and Remuneration Committee.
Former Directorships in listed entities over the last 3 years	Nil

Dato’ Nathan Mahalingam	Managing Director/Group Chief Executive Officer (Executive)
Qualifications	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).
Experience
Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility.
Board member since incorporation of the Company (17 November 2005).

Performance Rights	Nil
Special Responsibilities	Managing Director/Group Chief Executive Officer of the company.
Former Directorships in listed entities over the last 3 years	Nil

Mr Guy Burnett	Finance Director/Chief Financial Officer (Executive) and Company Secretary.
Qualifications	Member of the Institute of Chartered Accountants Australia
Experience
Mr Burnett, a Chartered Accountant, has been a Finance Professional in several large corporations. After finishing as a CA trainee and Audit manager, Mr Burnett joined Umgeni Water, a large corporatised water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family.
Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations. Mr Burnett has also served on the Board of the Sorrento Surf Life Saving Club.
Board member since 6 April 2009.

Former Directorships in listed entities over the last 3 years	Nil

Mr James Garton	Executive Director – Corporate Finance
Qualifications	Bachelor of Business Administration - Finance, Bachelor of Science – Economics and Master of Applied Finance
Experience
Mr. Garton has over 15 years experience in corporate finance, working in investment banking. Prior to his current role, James was has been Head of Corporate Finance and Mergers and Acquisitions for Mission since 2008. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets with Australian firm BBY Limited. Before BBY, Mr. Garton worked in private equity with the Australian advisory firm Investment Capital Limited.
Board member since 1 July 2014.

Special Responsibilities	Nil
Former Directorships in listed entities over the last 3 years	Nil

2.
Advisor to The Board

On 16th December 2014 the Company appointed Dato’ Mohamed Nizam bin Abdul Razak as Advisor to the Board. Dato’ Nizam Razak, a Malaysian, was attached to Bumiputra Merchant Bankers Bhd, an investment bank, from 1981 to 1984 and to PB Securities Sdn Bhd, a stockbroking firm from 1984 to 1998. He is an independent and Non-Executive Director of Yeo Hiap Seng Limited and Mamee-Double Decker (M) Sdn Bhd. He also serves on the board of several private limited companies engaged in a wide range of activities and is actively involved in several charitable foundations such as Noah Foundation, National Children Welfare Foundation, Yayasan Cemerlang, Yayasan Rahah and Yayasan Wah Seong. In March 2012, he was appointed Pro-Chancellor of University Tun Abdul Razak and in July 2013, he was appointed Chancellor of Unitar International University. In the past he has held directorships in companies involved in a wide range of activities such as banking, insurance, mutual funds, steel, auto parts manufacturing, health care, IT, retail and food production. Dato’ Nizam graduated in 1980 with a Bachelor of Arts (Oxon) degree in Politics, Philosophy and Economics from the Oxford University, United Kingdom.

3.
Meetings of Directors

During the financial year, 10 meetings of Directors (including Board sub committees) were held.

Attendance by each Director during the year were as follows:

			Committee Meetings
	Directors’ Meetings		Audit & Risk Management		Nomination & Remuneration Committee
			Committee
	A	B	A	B	A	B
Datuk Mohamed Zain Bin Mohamed Yusuf	4	4	4	4	2	2
Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	4	4	4	4	2	2
Mohd Azlan	4	4	4	4	2	2
Dato’ Nathan Mahalingam	4	4	-	-	-	-
Mr Guy Burnett	4	4	-	-	-	-
Mr James Garton	4	4	-	-	-	-

A - Number eligible to attend	B - Number attended

4.
Insurance Premium Paid for Directors and Officers

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a willful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

5.
Unissued Shares Under Option

There are no unissued ordinary shares of Mission NewEnergy Ltd under option at the date of this report.

6.
Remuneration Report (Audited)

This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel.

The remuneration policy of Mission NewEnergy Limited is twofold:

●
To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives,
●
To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration.

The specific objectives of the Executive Remuneration Policy are as follows:

●
To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group’s strategy and business objectives,
●
To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,
●
To further drive longer-term organisational performance through an equity-based reward structure,
●
To make sure that there is transparency and fairness in executive remuneration policy and practices,
●
To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],
●
To make sure appropriate superannuation arrangements are in place for executives, and
●
To contribute to appropriate attraction and retention strategies for executives.

The specific objectives of the Non-Executive Director remuneration policy are as follows:

●
To attract and retain appropriately qualified and experienced Directors,
●
To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management,
●
To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies,
●
The Non-Executive Directors do not receive performance based pay, and
●
The maximum annual aggregate Director’s fee pool limit is $500,000 and was approved by shareholders at a general meeting on 19 October 2009.

Base fees (excluding superannuation)	1 July 2015 to 30 June 2016	1 July 2014 to 30 June 2015
Chairman	55,000	42,500
Deputy chairman	35,000	24,000
Non-executive Board member	35,000	24,000
Chairman of the Audit and Risk Committee	NIL	NIL
Chairman of the Nomination and Remuneration Committee	NIL	NIL

The Board of Mission NewEnergy Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.

The Board’s policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:
Remuneration Governance

The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.

All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.
The Nomination and Remuneration Committee review the executive packages annually by reference to the Group’s performance, executive performance and comparable information from industry sectors.

The Directors and executives receive a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.

All remuneration paid to Directors and executives is valued at the cost to the Company and expensed. Shares given to Directors and executives are valued as the difference between the market price of those shares and the amount paid by the Director or executive. Options are valued using an appropriate option pricing methodology.

In considering the Group’s performance and benefits for shareholder wealth, the Board have regard to the following indices in respect of the current financial year and the previous four financial years:

	2016	2015	2014	2013	2012
Revenue ($000)	42	7,271	9,684	8,413	38,202
PBIT before discontinued operations ($000)	(2,218)	4,187	(609)	10,774	(3,427)
Profit/(loss) after income tax - owners ($000)	(2,328)	28,357	(1,077)	10,043	(6,130)
Basic earnings/(loss) per share – owners ($)	(0.06)	0.91	(0.08)	0.96	(0.69)
Dividends	-	-	-	-	-
Share price ($)	0.034	0.04	0.01	0.01	0.15

Current executive remuneration does not have a performance element included. A Company retention plan was concluded during the financial year under review.

The board policy is to remunerate Non-Executive Directors at market rates for time, commitment and responsibilities. The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice was not sought during the financial year. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at the Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee. Fees for non-executive Directors are not linked to the performance of the Group.

Key Management Personnel

The Company has defined the following classes of people as key management personnel:

●
Non-Executive Directors
●
Executive Directors
●
Management reporting directly to the Group Chief Executive Officer

Details of remuneration for the year ended June 2016

The remuneration for the key management personnel of the group during the year was as follows:

	Fixed Remuneration
2016	Salary	Non-cash Benefits, including net annual leave	Long term Bonus	Share based payments	Post Employment Super Contribution	Total
	$	$	$	$	$	$
Non-Executive Directors
Datuk Zain Yusuf	55,000	-	-	-	-	55,000
Admiral (Ret) Tan Sri Anwar	35,000	-	-	-	333	35,333
Mohd Azlan	35,000	-	-	-	333	35,333
Total Non-executive Directors	125,000	-	-	-	666	125,666
Dato’ Nathan Mahalingam	290,000	3,782	-	-	-	293,782
Mr. Guy Burnett	216,319	10,429	-	-	20,900	247,648
Mr. James Garton	200,000	-	-	-	19,000	219,000
TOTAL KEY MANAGEMENT PERSONNEL	831,319	14,211	-	-	40,566	886,096

	Fixed remuneration
2015	Salary	Non-cash Benefits, including net annual leave	Long term Bonus	Share based payments	Post Employment Super Contribution	Total
	$	$	$	$	$	$
Non-Executive Directors
Datuk Zain Yusuf	42,500	-	-	-	-	42,500
Admiral (Ret) Tan Sri Anwar	24,000	-	-	-	184	24,184
Mohd Azlan	19,000	-	-	-	144	19,144
Total Non-executive Directors	85,500	-	-	-	328	85,828
Dato’ Nathan Mahalingam	291,625	18,910	50,000	50,000	-	410,535
Mr. Guy Burnett	216,121	7,253	50,000	50,000	20,900	344,274
Mr. James Garton	200,000	5,368	50,000	50,000	19,000	324,368
TOTAL KEY MANAGEMENT PERSONNEL	793,246	31,531	150,000	150,000	40,228	1,165,005

Employment contracts of Directors and senior executives

Non-Executive Directors have no service contract with Mission NewEnergy Ltd. Their compensation for the year ended 30 June 2016 and future years is based on market-related compensation and there is no agreement by Mission NewEnergy Ltd to pay a pre-determined compensation during the year ended 30 June 2016 and future financial years. There is also no agreement by Mission NewEnergy Ltd to pay any pre-determined amounts in the event of termination.

The employment conditions of the Group Chief Executive Officer, Chief Financial Officer and the Head of Corporate Finance are formalised in contracts of employment, which the Directors consider to be on reasonable and commercial terms.

The employment agreements contain the following terms and conditions:

●
standard leave entitlements; fixed terms of 2 years, with Mission NewEnergy able to terminate the employment prior to the expiration of the maximum term by giving 2 months’ notice and;
o
a payment equivalent to 12 months salary for the Group Chief Executive Officer; and
o
a payment equivalent to 3 months’ salary for the Chief Financial Officer and Head of Corporate Finance, except in the case where termination is as a result of a change in control in the business where it will be 12 months’ salary;
●
employee able to do the same by giving 2 months notice;
●
rights of summary dismissal are preserved;
●
total remuneration is subject to yearly review, but an increase is not guaranteed;
●
no provision for automatic bonus payments;
●
no probationary periods; and
●
cascading post employment restraints.
●
a retention plan was approved by the Board in April 2013 where the CEO, CFO and Head of Corporate Finance will receive, upon continued employment, a proportion of their annual salary based various criteria. At the 2014 Annual General meeting shareholders approved an amendment to the retention plan amounts whereby a cash value and an issue of company shares were to be made upon the criteria being met. All criteria were met and the appropriate retention amount paid and shares issued. At 30 June 2016 there is no retention plan in place.

The following table reflects the key terms of the employment agreements:

Name	Term of agreement	Base salary including superannuation	Termination benefit
Nathan Mahalingam Chief Executive Officer	Terminates 30 June 2017	$A290,000	12 months salary
Guy Burnett Chief Financial Officer	Terminates 30 June 2017	$A240,900	3 or 12 months salary (refer to comments above)
James Garton Head of Corporate Finance	Terminates 30 June 2017	$A219,000	3 or 12 months salary (refer to comments above)

Ordinary shared held by key management personnel

	Balance 01/07/2015	Acquired/Issued pursuant to retention plan	Disposed	Balance 30/06/2016

Datuk Zain Yusuf	-	-	-	-
Admiral (Ret) Tan Sri Anwar	-	-	-	-
Mohd Azlan1	5,000,000	-	-	5,000,000
Dato’ Nathan Mahalingam2	5,612,956	-	-	5,612,956
Guy Burnett3	5,112,001	-	-	5,112,001
James Garton	5,112,051	-	-	5,112,051
Total	20,837,008	-	-	20,837,008

No remuneration consultants were used during the current or previous financial year.

There were no loans to or from key management personnel during the reporting periods.

1 Held indirectly through Karisma Integrasi Sdn Bhd

2 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Dato’ Mahalingam has a 34% interest in.

3 Held personally and indirectly through Mkhambathi Trust, a trust that Mr Burnett is a beneficiary of.

Voting and comments made at the company’s 2015 Annual General Meeting

Mission NewEnergy Ltd received more than 99% of “yes” votes on its remuneration report for the 2015 financial year. The Company did not receive any specific feedback at the AGM on its remuneration report.

End of Audited Remuneration report.

7.
Principal Activities

The principal activities of the Group during the financial year were:

●
20 % share in a 250,000 tpa Biodiesel Plant in Malaysia
●
There were no significant changes in the nature of the principal activities during the financial year.

8.
Operating and Financial Review

Other income for the Group amounted to $41,960 (2015: $7,270,759). Net cash (used)/generated in operating activities was ($2,077,633) (2015: $391,464). The net (loss)/profit of the Group amounted to ($2,328,545) (2015: $28,357,244). In 2015 the Group had a gain from discontinued operations, where the gain was primarily driven by the reversal of a prior period impairment of refineries upon the sale of that refinery.

9.
Review of Operations

Biodiesel Refining

The Companies fully owned Malaysian subsidiary, M2 Capital Sdn Bhd (M2 Capital) has a 20% share of FGV Green Energy Sdn Bhd, a company that owns and is in the process of retrofitting a 250,000 tpa refinery at Kuantan port, east coast Malaysia, with “ENSEL®” technology, to be able to produce biodiesel from low quality vegetable oils. The other stakeholders in this company are Felda Global Ventures Downstream Sdn Bhd (“FGVD”), a subsidiary of Felda Global Ventures Holdings Berhad, and Benefuel International Holdings S.A.R.L (Benefuel).

During the financial year, the Company announced that the ongoing dispute with KNM Process Systems Sdn Bhd (KNM) had been amicably settled. The material terms of the settlement are that Mission will pay to KNM A$4m, being the amount put aside by Mission upon the sale of Mission’s 250,000 tpa refinery in February 2015, pursuant to a consent order agreed to by Mission and KNM earlier. Both parties have agreed to withdraw all other claims and counter claims and will discontinue all legal actions against each other.

Capital Markets and Funding

There have been no Capital Market matters undertaken during the current financial year.

10.
Financial Position

The Group realised an operating (loss)/profit for the year ended 30 June 2016 of ($2,328,545) (2015: $28,357,244), with net cash (used)/generated in operating activities of ($2,077,633) (2015: $391,464). At reporting date, the current assets less current liability surplus was $1,116,600 (2015: $2,999,383) and a net asset surplus of $4,765,266 (2015: $6,769,556).

11.
Dividends Paid or Recommended

No dividends have been paid or declared for payment.

12.
Events Subsequent to Reporting Date

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

13.
Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

14.
Likely Development, Prospects and Business Strategies

The Company is focused on maximising stakeholder value through operation or divestment of assets.In addition to its interest in the new Malaysian joint venture Company, the Company will continue to look at other opportunities and projects to enhance shareholder value, including potential reverse merger opportunities.

15.
Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

16.
Non Audit Services

The Board of Directors, in accordance with advise from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

●
All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
●
The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.

The Group’s auditors have not provided other assurance or non-assurance services during the year. Refer to Note 28 for details of amounts paid to the Group’s auditors during the year.

17.
Environmental Regulations

Mission NewEnergy Ltd operations are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory in Australia.

18.
The Lead Auditor’s Independence Declaration

The lead auditor’s independence declaration, in accordance with S307C of the Corporations Act 2001 for the year ended 30 June 2016 has been received and can be found on page 18 of the Directors’ Report.

Signed in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam
Group Chief Executive Officer
Date: 28 September 2016

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE OF WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor of Mission NewEnergy Limited for the year ended 30 June 2016, I declare that, to the best of my knowledge and belief, there have been:

1.
No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.
No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mission NewEnergy Limited and the entity it controlled during the period.
Wayne Basford
Director

BDO Audit (WA) Pty Ltd
Perth, 28 September 2016

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

FINANCIAL STATEMENTS TABLE OF CONTENTS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS		20
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		22
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		23
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		25
CONSOLIDATED STATEMENT OF CASH FLOWS		27
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		28
HOW NUMBERS ARE CALCULATED		28
1	Nature of operations and general information	28
2	Basis of preparation	29
3	New, revised or amending Accounting Standards and Interpretations adopted	31
4	New Accounting Standards and Interpretations not yet mandatory or early adopted	31
5	Segment reporting	34
6	Revenue	37
7	Expenses	38
8	Income Tax	39
9	Earnings per share	40
10	Cash and cash equivalents	41
11	Trade and Other Receivables	41
12	Property Plant and Equipment	42
13	Other Assets	44
14	Trade and Other Payables	44
15	Provisions	44
16	Tax	45

17	Issued Capital	46
18	Reserves	47
19	Cash Flow Information	48
GROUP STRUCTURE		49
20	Investments in subsidiaries, unconsolidated entities and associates	49
RISK		51
21	Critical Accounting Estimates and Judgments	51
22	Financial Instruments and Financial Risk Management	52
23	Capital Management	57
UNRECOGNISED ITEMS		57
24	Capital and Leasing Commitments	57
25	Contingent Liabilities and Contingent Assets	57
26	Events occurring after the reporting period	57
OTHER INFORMATION		58
27	Remuneration of Auditors	58
28	Related Parties	58
29	Parent entity information	58
30	Non-current assets held for sale and discontinued operations	59
31	Company Details	60
32	Authorisation of financial statements	60

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2016

	Note	2016	2015
		$	$
Other income	6	41,960	7,270,759
Total revenue		41,960	7,270,759
Director and Employee benefits expense	7a	(1,090,634)	(1,574,264)
Net foreign exchange (losses)/gains		(339,576)	3,240,119
Consultants’ expenses		(9,301)	(16,333)
Impairment of receivable		-	(671,660)
Regulatory expenses		(28,645)	(67,589)
Travel expenses		(188,092)	(175,320)
Rental expenses		(17,039)	(10,136)
Other expenses	7b	(586,192)	(1,985,187)
Depreciation and amortisation expenses		(175)	(2,874)
Finance Cost – amortisation		-	(944,123)
Finance Costs		-	(870,703)
(Loss)/Profit before income tax		(2,217,694)	4,192,689
Income tax expense	8	(844)	(5,497)
(Loss)/Net Profit before non-controlling interest		(2,218,538)	4,187,192
Share of net (loss)/profit of associate accounted for using the equity method	20	(110,007)	37,510
Gain for the year from discontinued and deconsolidated operations	30	-	24,132,542
(Loss)/Profit for the year after tax		(2,328,545)	28,357,244
Profit/(Loss) is attributable to:
Owners of Mission NewEnergy Ltd		(2,328,545)	28,357,244
Non-controlling interests		-	-
		(2,328,545)	28,357,244

CONSOLIDATED STATEMENT OF PROFIT OR LOSS Contd.
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss)/earnings per share (dollars)	9	(0.06)	0.13
Diluted (loss)/earnings per share (dollars)	9	(0.06)	0.13
Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	9	(0.06)	0.91
Diluted earnings/(loss) per share (dollars)	9	(0.06)	0.91

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2016

	2016	2015
	$	$
Profit/(Loss) for the period	(2,328,545)	28,357,244
Other comprehensive income
Items that will be realised through profit or loss:
Exchange differences on translating foreign operations	324,255	(2,485,775)
Other comprehensive (loss)/income for the period net of tax	324,255	(2,485,775)
Total comprehensive income for the period	(2,004,290)	25,871,469
Attributable to non-controlling equity interests	-	-
Attributable to owners of the parent	(2,004,290)	25,871,469
Comprehensive (loss)/income from Continuing Operations	(2,004,290)	1,738,927
Comprehensive income from Discontinued Operation	-	24,132,542

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2016

	Note	2016	2015
		$	$
Current Assets
Cash and cash equivalents	10	1,400,538	3,150,776
Trade and other receivables	11	1,117,594	5,657,362
Other assets	13	4,166	42,937
Total current assets		2,522,298	8,851,075

Non-Current Assets
Property, plant and equipment	12	2,455	-
Investments accounted for using the equity method	20	3,646,211	3,770,173
Total non-current assets		3,648,666	3,770,173
Total Assets		6,170,964	12,621,248
Current Liabilities
Trade and other payables	14	104,157	440,013
Short-term provisions	15	1,301,541	5,411,679
Total current liabilities		1,405,698	5,851,692
Net Assets		4,765,266	6,769,556

CONSOLIDATED STATEMENT OF FINANCIAL POSITION Contd.

	Note	2016	2015
		$	$
Equity
Issued capital	17	523,197	523,197
Reserves	18	1,204,799	880,544
(Accumulated profits)		3,037,270	5,365,815
Non-controlling Interests	20	-	-
Total Equity		4,765,266	6,769,556

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2016
	Ordinary Share Capital	Retained Earnings	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Non-controlling Interests	Total
	$	$	$	$	$	$	$
Balance as at 30 June 2014	110,523,197	(141,617,611)	4,907,496	3,216,319	11,690,242	(70,864)	(11,351,221)
Profit after income tax expense for the year	-	4,187,192	-	-	-	-	4,187,192
Share of net profit of associate accounted for using the equity method	-	37,510	-	-	-	-	37,510
Discontinued operations	-	24,132,542	-	-	-	-	24,132,542
Discontinued operations - NCI	-	70,338	-	-	-	(70,338)	-
Other Comprehensive (loss) for the period	-	-	-	(2,485,775)	-	-	(2,485,775)
Total Comprehensive Income		28,427,582	-	(2,485,775)	-	(70,338)	25,871,469
Settlement of series 4 con note debt	-	3,648,348	-	-	(11,690,242)	-	(8,041,894)

Share capital reduction via accumulated losses offset4	(110,000,000)	110,000,000	-	-	-	-	-
Share based payment	-	-	150,000	-	-	-	150,000
Share based payment reserve cleared	-	4,907,496	(4,907,496)	-	-	-	-
Balance as at 30 June 2015	523,197	5,365,815	150,000	730,544	-	-	6,769,556
Loss after income tax expense for the year	-	(2,328,545)	-	-	-	-	(2,328,545)
Other Comprehensive income for the period	-	-	-	324,255	-	-	324,255
Total Comprehensive Income	-	(2,328,545)	-	324,255	-	-	(2,004,290)
Balance as at 30 June 2016	523,197	3,037,270	150,000	1,054,799	-	-	4,765,266

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

4 The share capital reduction does not affect the number of fully paid ordinary shares on issues by the Company.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2016

	Note	2016 $	2015 $
Cash Flows From Operating Activities
Receipts from customers		-	3,840,439
Payments to suppliers and employees		(2,118,136)	(3,461,059)
Interest received		41,347	17,529
Income tax paid		(844)	(5,445)
Net cash generated / (used in) operating activities	19	(2,077,633)	391,464

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(2,618)	-
Proceeds and deposit from sale of assets		-	28,894,946
Release of performance bond and deposits		-	20,843
Settlement payment of legal dispute		(4,040,886)	-
Amounts released/(placed) on deposit for legal dispute		4,040,886	(5,105,051)
Asset sale retention deposit		332,333	(354,610)
Payments for investment in Associate		-	(3,731,689)
Cash balance from deconsolidated operations	30	-	(32,648)
Net cash provided from investing activities		329,715	19,691,791

Cash Flows From Financing Activities
Repayments of borrowings		-	(17,730,983)
Net cash (used) by financing activities		-	(17,730,983)
Net Increase (Decrease) In Cash And Cash Equivalents		(1,747,918)	2,352,272
Cash and cash equivalents at beginning of the financial year		3,150,776	451,953
Effects of exchange rate fluctuations of cash held in foreign currencies		(2,320)	346,551
Cash And Cash Equivalents At End Of Financial Year	10	1,400,538	3,150,776

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

HOW NUMBERS ARE CALCULATED

This section provides additional information about those individual line items in the financial statements that the Directors consider most relevant in the context of the operations of the entity, including:

(a) information and accounting policies that are relevant for an understanding of the items recognised in the financial statements. Accounting policies specific to an item of disclosure are included with that disclosure in these Financial Statements,
(b) analysis and sub-totals, including segment information,
(c) information about estimates and judgements made in relation to particular items.

1.
Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

●
listed on the ASX (MBT) with its operations in Malaysia;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia, which will be retrofitted to produce biodiesel from lower cost feedstock. This investment is equity accounted and classified as an associate within these financial statements with a carrying value of $3.6 million (note 20).
●
Following the legal settlement in the prior year. Mission has a receivable of $1,114,830 ($920,000USD) this amount when collected will be used to settle the liability owing of $1,114,830 (note 15) It is anticipated that funds will flow to the Group, and be paid out within 12 months.

2.
Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB’s) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

These accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs. All amounts shown are in Australian dollars ($A) unless otherwise stated.

Significant matters

Going concern

The Group realised a net operating loss for the year ended 30 June 2016 of $2,328,545, and incurred net cash outflows from operating activities of $2,077,633. At 30 June 2016 the Group had net working capital of $1,116,600.

The ability of the Group to continue as a going concern is dependent on securing additional funding through the issue of further equity or debt, generating positive cash flows from existing or new operations, and/or realising cash through the sale of assets.

These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:

●
raise additional funding through debt and/or equity;
●
generate positive cash flows from existing or new operations; and
●
realise cash through the sale of assets.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

Carrying value of investment in associate

Felda Global Ventures Holdings Bhd (FGVD), which own 60% of FGV Green Energy Sdn Bhd (FGVGE), in which the Group holds a 20% stake (see note 20). FGVD through FGV capital is also the primary funder of FGV Green Energy’s project to refurbish the 250,000 tpa refinery.
FGVGE is currently in the process of assessing whether it will continue to retrofit the 250,000 tpa refinery and this assessment includes:

●
Assessing the expected costs of the refurbishment to install the new technology to the refinery to enable it to produce Biodiesel using lower quality, and hence generally cheaper cost feedstock;
●
Assessment of the forecast profitability of the refinery given current oil prices, feedstock prices and government incentives;
●
Assessment of financing options for the refurbishment of the refinery which is currently made up of equity injected by each shareholder and interim funding from FGV Capital; and
●
Finalising a sales off-take agreement.

FGVGE is currently pursuing options to refinance the existing loan from FGV Capital with third party debt financiers.

The Board of FGVGE will make a decision as to whether to continue with the project once all the above activities have been finalised. It is estimated that this assessment will be completed within the next 6-9 months.

Should the ongoing analysis indicate FGVGE is not willing to progress the project, it could result in an impairment of the Group’s investment in the Associate company.

The Group’s investment in associate is recorded at $3,646,211, please refer to note 20. At the date of signing this financial report, no decision has been finalised.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

●
Refining operations (20% investment in Associate) - Malaysian Ringgit
●
Other – Australian Dollar.

The Board of Directors approved this financial report on 28 September 2016.

3.
New, revised or amending Accounting Standards and Interpretations adopted
The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the AASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have a material impact on the financial performance or position of the consolidated entity.
Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

4.
New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for period ended 30 June 2016. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

●
AASB 2015-1 Amendments to Australian Accounting Standards – Annual Improvements to Australian Accounting Standards 2012-2014 Cycle, and
●
AASB 2015-2 Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 101.

As these amendments merely clarify the existing requirements, they do not affect the Group’s accounting policies or any of the disclosures.

AASB 9 Financial Instruments

These amendments must be applied for financial years commencing on or after 1 January 2018. Therefore application date for the Company will be 30 June 2019.

AASB 9 addresses the classification, measurement and de-recognition of financial assets and financial liabilities, it also sets out new rules for hedge accounting. There will be no impact on the Company’s classification or measurement for financial assets and financial liabilities,currently the Group holds no financial instruments that would it would have paid the amortised cost for.. The new hedging rules align hedge accounting more closely with the Company’s risk management practices. As a general rule it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation. Currently the Group does not enter into derivative contracts.

AASB 15 Revenue from Contracts with Customers

These amendments must be applied for annual reporting periods beginning on or after 1 January 2018. Therefore application date for the Company will be 30 June 2019.

An entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This means that our Associate once in production, will only recognize revenue when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently the case under IAS 18 Revenue.

AASB 16 Leases

AASB 16 eliminates the operating and finance lease classifications for lessees currently accounted for under AASB 117 Leases. It instead requires an entity to bring most leases onto its statement of financial position in a similar way to how existing finance leases are treated under AASB 117. An entity will be required to recognise a lease liability and a right of use asset in its statement of financial position for most leases.

There are some optional exemptions for leases with a period of 12 months or less and for low value leases. The application date of this standard is for annual reporting periods beginning on or after 1 January 2019. Due to the recent release of this standard, the group has not yet made a detailed assessment of the impact of this standard.

Annual periods beginning on or after 1 January 2016.

There will be no impact on the financial statements when these amendments are first adopted because they apply prospectively to acquisitions of interests in joint operations.
AASB 2014-3 (issued August 2014) - Amendments to Australian Accounting Standards - Sale or Contribution of Assets between An Investor and its Associate or Joint Venture

Removes the inconsistency between AASB 10 Consolidated Financial Statements and AASB 128 Investments in Associates and Joint Ventures in accounting for transactions where a parent loses control over a subsidiary that is not a business under AASB 3 Business Combinations, by selling part of its interest to an associate or joint venture, or by selling down part of its interest so that the remaining investment becomes an associate or joint venture. Requires that:

●
Gain or loss from measuring the retained interest in the former subsidiary at fair value, as well as gains or losses to be reclassified from other comprehensive income to profit or loss, only be recognised to the extent of the unrelated investor’s interest in that associate or joint venture, and
●
Remaining gains or losses to be eliminated against the investment in associate or joint venture.

Annual periods beginning on or after 1 January 2016.

There will be no impact on the financial statements when these amendments are first adopted because they apply prospectively to sales or contributions of assets occurring after the application date.

5.
Segment reporting

Segment Report – 2016	Biodiesel Refining	Corporate	Total
	2016 $	2016 $	2016 $
Revenue
Revenue from external customers	-	-	-
Interest received	12,881	28,336	41,217
Other income	731	12	743
Total segment revenue	13,612	28,348	41,960
Employee benefits expense	(96,008)	(79,065)	(175,073)
Executive Directors benefits expense	(39,995)	(749,900)	(789,895)
Non-Executive Directors benefits expenses	-	(125,666)	(125,666)
Depreciation and amortisation	(175)	-	(175)
Finance costs	-	-	-
Other expenses	(867,092)	(301,753)	(1,168,845)
Share of net loss of associate accounted for using the equity method	(110,007)	-	(110,007)
Segment result before tax	(1,099,665)	(1,227,118)	(2,327,701)
Income tax expense			(844)
Net (loss) for the year			(2,328,545)

Non-current Segment assets	3,648,666	-	3,648,666
Total Segment assets	5,069,833	1,101,131	6,170,964
Segment liabilities	(1,114,920)	(290,778)	(1,405,698)
Acquisitions of property, plant and equipment	2,455	-	2,455

	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Discontinued Operations	Total (Continuing and Discontinued Operations)
	2015 $	2015 $	2015 $	2015 $	2015 $
Revenue
Interest received	2,262	15,645	17,907	-	17,907
Other revenue	999,195	7,245,011	8,244,206	679,364	8,923,570
Total segment revenue	1,001,457	7,260,656	8,262,113	679,364	8,941,477
Employee benefits expense	(200,912)	(1,373,352)	(1,574,264)	-	(1,574,264)
Impairment reversal	26,914,912	-	26,914,912	-	26,914,912
Depreciation and amortisation	-	(2,876)	(2,876)	-	(2,876)
Finance costs	-	(1,814,826)	(1,814,826)	-	(1,814,826)
Other expenses	(3,533,839)	(691,873)	(4,225,712)	260,371	(3,965,341)
Share of net profit of associate accounted for using the equity method	37,510	-	37,510	-	37,510
Segment result before tax	24,219,128	3,377,729	27,596,857	939,735	28,536,592
Income tax expense			(5,497)	-	(5,497)
Net profit before accumulated loss from discontinued operations			27,591,360	939,735	28,531,095
Non-controlling interest			-	(141,202)	(141,202)
Net assets written off from discontinued operations			-	(32,648)	(32,648)
Net profit for the year			27,591,360	765,885	28,357,245

	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Discontinued Operations	Total (Continuing and Discontinued Operations)
	2015 $	2015 $	2015 $	2015 $	2015 $
Non-current Segment assets	3,769,200	973	3,770,173	-	3,770,173
Total Segment assets	9,506,177	3,115,071	12,621,248	-	12,621,248
Segment liabilities	(5,478,468)	(377,224)	(5,851,692)	-	(5,851,692)
Acquisitions of property, plant and equipment	-	-	-	-	-

Accounting Policies: Segment reporting

The Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.

Intersegment Transfers: There are no intersegment transfers.

Business and Geographical Segments: The Group had one key business segment, being biodiesel, which is located in Malaysia.

6.
Revenue
	2016 $	2015 $
Other Income
Interest revenue	41,217	17,907
Gain on settlement and restructure of convertible notes	-	7,245,011
Sundry income	743	7,841
Total Other Income	41,960	7,270,759

The Company successfully settled the Series 4 Convertible Notes during the prior period, which resulted in a non-cash gain.

Accounting policy: Revenue Recognition

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

7.
Expenses
	2016 $	2015 $
7a) Employee costs
Wages and Salaries	1,041,974	1,369,926
Contribution to defined contribution plans	48,660	54,338
Share based payment	-	150,000
	1,090,634	1,574,264

Accounting policy: Share Based Payments The fair value of employee share based payments is measured using the share price on grant date.

7b) Other expenses:
Audit fees	66,748	53,096
Computer maintenance & consumables	6,114	5,670
Communication expenses	28,773	40,209
Insurance costs	91,138	149,578
Legal fees	152,961	1,372,921
Plant sale and operating costs	188,185	293,384
Other administrative costs	52,273	70,329
Total	586,192	1,985,187

8.
Income Tax
	2016 $	2015 $
a. The components of tax expense comprise
Current tax	(844)	(5,497)
Deferred tax	-	-
	(844)	(5,497)
b. The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit/(loss) before tax	(2,217,694)	4,192,689
Gain / (Loss) for the year from discontinued operations	-	24,132,542
Total Gain / (Loss) for the year	(2,217,694)	28,357,244
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%	(665,308)	8,549,724
Adjusted for:
Tax effect of:
● losses not brought to account	664,464	(480,747)
● Impairment of non-assessable item	-	(8,074,474)
	(844)	(5,497)
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	(844)	(5,497)

The applicable weighted average effective current tax rate is as follows:	0%	0%

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used and may be subject to continuity of ownership and business test. Refer to note 17 for further disclosures on deferred tax assets and liabilities.

9.
Earnings per share

a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	(2,328,545)	28,357,244
b. Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	(2,328,545)	4,187,192
c. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	40,870,275	31,253,837
Effect of:
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	40,870,275	31,253,837

Accounting policy: Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

10.
Cash and cash equivalents
	2016 $	2015 $
Cash at bank and in hand	271,158	1,033,903
Short-term bank deposits	1,129,380	2,116,873
	1,400,538	3,150,776

See note 23, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Accounting policy: Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

11.
Trade and Other Receivables
	2016 $	2015 $
CURRENT
Sundry financial assets	-	345,961
Receivable – sales proceeds withheld	1,114,830	5,234,061
Other receivables	2,764	77,340
TOTAL	1,117,594	77,340

The Receivable – Sales proceeds withheld, relates to a portion of the proceeds from the sale of the 250,000 tp refinery withheld to be settled as deferred consideration on settlement of convertible notes previously owed (see note 15).

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of assumptions and estimates. Please refer to note 22 for a discussion around credit risk, provisioning and age analysis of financial assets.

12.
Property Plant and Equipment

	Land and Building	Office Equipment	IT	Motor Vehicle	Asset Under Construction	Total
Cost at 30 June 2014	338	140,776	852,998	115,387	45,565,421	46,674,920
Additions	-	-	-	-	-	-
Disposal/Impairment	(338)	(140,776)	(840,798)	(115,387)	(45,565,421)	(46,662,720)
Cost at 30 June 2015	-	-	12,200	-	-	12,200
Disposals			(2700)			(2700)
Additions	-	-	2,630	-	-	2,630
Cost at 30 June 2016	-	-	12,130	-	-	12,130
Accumulated Depreciation and Impairment at 30 June 2014	338	140,776	850,177	115,387	45,565,421	46,672,099
Depreciation for the year	-	-	2,874	-	-	2,874
Impairment	(338)	(140,776)	(840,851)	(115,387)	(45,565,421)	(46,662,773)
Accumulated Depreciation and Impairment at 30 June 2015	-	-	12,200	-	-	12,200
Disposals			(2,700)			(2,700)
Depreciation for the year	-	-	175	-	-	175
Accumulated Depreciation and Impairment at 30 June 2016	-	-	9,675	-	-	9,675
Carrying Amounts
At 30 June 2015	-	-	-	-	-	-
At 30 June 2016	-	-	2,455	-	-	2,455

Accounting policy: Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Statement of profit or loss during the financial period in which they are incurred.

Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements. Computer equipment is depreciated at 20% - 33%.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the Statement of profit or loss.

Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

13.
Other Assets

CURRENT
	2016	2015
Security Deposits	4,166	42,937
	4,166	42,937
14.
Trade and Other Payables

CURRENT
Unsecured liabilities:
Trade payables	55,069	182,128
Sundry payables and accrued expenses	49,088	257,885
	104,157	440,013

15.
Provisions

CURRENT
Provision for leave	186,711	177,619
Provision for legal settlements	1,114,830	5,234,060
	1,301,541	5,411,679

The Provision for legal settlement, relates to a portion of the proceeds from the sale of the 250,000 tpa refinery withheld to be settled as deferred consideration on settlement of convertible notes previously owed (see note 11).

16.
Tax

At both period ends the Group has not recognised any current or deferred tax liabilities or assets.
Deferred tax assets on losses to a value of $2.9 million to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$1.2 million.

Accounting Policy: Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the Statement of profit or loss, except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

17.
Issued Capital

Fully paid ordinary shares (Issued and authorised)
	2016 Number	2016 $	2015 Number	2015 $
At the beginning of reporting period	40,870,275	523,197	25,870,275	110,523,197
Ordinary shares issued
February 2015 - Shares issued pursuant to employee share scheme	-	-	15,000,000	-
SuSub-total	40,870,275	523,197	40,870,275	110,523,197
Shares capital reduction pursuant to Shareholder approval	-	-	-	(110,000,000)
At reporting date	40,870,275	523,197	40,870,275	523,197

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

There were no warrants, performance rights or options in existence at reporting date.

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the current and prior financial year, refer to the Remuneration report.

Accounting policy: Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

18.
Reserves
1.
Share based payments reserve

The share based payments reserve arose in the prior financial year on the issue of 150,000 shares to various officers of the Company. There was no share based payment in the current financial year.

2.
Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.
Convertible Notes Reserve

The Convertible Notes reserve was used to record the equity component, less the cost of issue, of the convertible notes. These notes were fully settled during the prior financial year.

Refer to the Statement of Changes in Equity for a reconciliation of movements in these reserves.

19.
Cash Flow Information
Reconciliation of Cash Flow from Operations with Profit (Loss) after Income Tax	2016 $	2015 $
Profit / (Loss) after income tax before non-controlling interests	(2,328,545)	28,357,244
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	175	2,874
Gain from discontinued and deconsolidated operations	-	(24,132,542)
Share of net loss/(profit) of associate	110,007	(37,510)
Interest accrued	-	870,703
Gain on the settlement/restructure of Convertible Note	-	(7,245,011)
Amortisation of Equity portion of Convertible Note	-	944,123
Provision for employee benefits	9,094	27,883
Impairment of assets	-	-
Share based payment	-	150,000
Impairment of receivables and loans	-	672,510
Net cash (used in) operating activities before change in assets and liabilities	(2,209,269)	(389,726)

Change in assets and liabilities
Decrease in receivables	75,730	3,123,545
(Increase) / decrease in other assets	36,022	(17,268)
Decrease / (Increase) in deferred tax and current tax	-	52
Increase in creditors and accruals	(325,926)	316,172
Foreign Currency Adjustments	345,810	(3,581,046)
	131,636	(158,545)
Cash generated by discontinued operations	-	939,735
Cash generated / (used in) operations	(2,077,633)	391,464

Cash flows in the prior period included above from discontinued operations (being the Indonesian Palm Oil segment and the Mauritian holding company) are a net operating cash generation of $0.9 million (primarily from the gain on settlement of arbitration proceedings) for the period ended 30 June 2015.

There were no non-cash investing activities during the reported periods.

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

GROUP STRUCTURE

This section provides information which will help users understand how the group structure affects the financial position and performance of the group as a whole. In particular, there is information about:

●
changes to the structure that occurred during the year as a result of business combinations and the disposal of a discontinued operation
●
transactions with non-controlling interests and interests in joint ventures.

A list of subsidiaries is provided in note 20. This note also discloses details about the group’s equity accounted investments.

20.
Investments in subsidiaries, unconsolidated entities and associates

(a) Subsidiaries

The Group’s subsidiaries at 30 June 2016 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Country of Incorporation	Percentage Owned (%)		Ownership interest held by non-controlling interests		Principal activities
		2016	2015	2016	2015
A. Controlled Entities Consolidated
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biofuels Sdn Bhd	Malaysia	100	100	-	-	Administrative entity
M2 Capital Sdn Bhd	Malaysia	100	100	-	-	Holds 20% of FGV Green Energy SB

B. Associates
Felda Green Energy Sdn Bhd	Malaysia	20	20	80	80	Biodiesel refining

Set out below is the associate of the group as at 30 June 2016 which, in the opinion of the directors, is material to the group. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	Country of Incorporation	Percentage Owned (%)		Nature of relationship	Measurement method	Carrying amount ($)
		2016	2015			2016	2015
FGV Green Energy Sdn Bhd	Malaysia	20	20	Associate	Equity method	3,646,211	3,770,173

Summarised statement of comprehensive income	FGV Green Energy Sdn Bhd
	2016	2015
Interest income	-	-
(Loss)/Profit from operations	(550,035)	187,553
Dividends received	-	-
The Groups share of (Loss)/profit from operations	(110,007)	37,510

Summarised balance sheet	FGV Green Energy Sdn Bhd
	2016	2015
Cash and cash equivalents	310,610	29,197,747
Other current assets	22,969,284	337,653
Non-current assets	35,559,859	33,716,894
Current liabilities	(42,184,168)	(1,686,587)
Non-current financial liabilities	(101,291)	(42,940,643)
Net Assets	16,554,294	18,625,064

Accounting policy: Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd. A list of controlled and associate entities with details of acquisitions and disposals is contained in this note. All controlled entities have a 30 June financial year-end. The Associate company has a 31 December year end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the Statement of profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the Statement of Profit or Loss.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

● assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
● income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
● retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss in the period in which the operation is disposed.

RISK

This section of the notes discusses the groups exposure to various risks and shows how these could affect the Groups financial position and performance.

21.
Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2016. During the twelve months ended 30 June 2016 management reassessed its estimates in respect of:

Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 30: Parent Information for further details.

Investments in associates

Investments in associates held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

The 20% shareholding of Felda Green Energy Sdn Bhd (FGVGE) in Malaysia is carried at cost less the groups share of losses for the reporting period (Refer to note 20).

22.
Financial Instruments and Financial Risk Management

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, other financial assets, accounts payable, and loans to and from subsidiaries.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented. In addition the group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.
Fair value of financial instruments at 30 June 2016

	Carrying amount $	Fair Value $
Financial assets
Cash and cash equivalents	1,400,538	1,400,538
Receivables (Current)	1,117,594	1,117,594
Financial liabilities
Trade and other payables	104,157	104,157

The fair value measurements are shown by level of the following fair value measurement hierarchy:

●
Level 1 - quoted prices (unadjusted) in active markets for identical as-sets or liabilities
●
Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, and
●
Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Interest rate risk

Interest rate risk is managed with floating rate deposits.

Group sensitivity

At 30 June 2016, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

●
Effect on post tax profit – A$2,500 lower/higher (2015: A$ Nil lower/higher)
●
Equity would have been – A$2,500 lower/higher (2015: A$ Nil lower/higher)

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2016, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;
Effect on cash and cash equivalent – A$167,019 lower / A$16,877 higher (2015: A$ 24,563 lower/ A$ 148,500 higher)

Profit and Loss would have been – A$167,019 lower / A$16,877 higher (2015: A$ 24,563 lower/ A$ 148,500 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

The following table sets out the credit quality of financial assets:

	2016 $	2015 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+ (Australian)	1,100,041	3,037,914
P-2 (Malaysia)	300,497	112,862
	1,400,538	3,150,776
Receivables
Counterparties without external credit rating
Group 1	1,117,594	5,657,362

Group 1 receivables primarily relate to receivables related to the sale of the refinery in the prior financial year whereby proceeds of the sale were withheld pending certain legal proceedings.

Commodity Risk

As there was no inventory held as at 30 June 2016, the Group has no exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2016	2015	2016	2015
	as $	as $	as%	as%
Financial Assets:
Cash and cash equivalents	1,400,538	3,150,776	1.93%	2.00%
Loans and Receivables	1,117,594	5,657,362	-	-
	2,518,132	8,808,138

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

Accounting policy: Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.
Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the Statement of profit or loss.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

23.
Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the stage that the business is in, managements preferred approach is to fund the business with equity, however where equity funding is not available debt funding is considered. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group has no debt and capital includes ordinary share capital, supported by financial assets.

UNRECOGNISED ITEMS

This section of the notes provides information about items that are not recognised in the financial statements as they do not (yet) satisfy the recognition criteria.

24.
Capital and Leasing Commitments

	2016 $	2015 $
Operating Lease Commitments
● - not later than 12 months	-	8,303
● - between 12 months and 5 years	-	-
● - greater than 5 years	-	-
	-	8,303
Capital Expenditure Commitments

	2016 $	2015 $
Capital expenditure commitments contracted for.	-	-

25.
Contingent Liabilities and Contingent Assets

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2016.

26.
Events occurring after the reporting period

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

OTHER INFORMATION

This section of the notes includes other information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the financial statements.

27.
Remuneration of Auditors
	2016 $	2015 $
Audit services
Remuneration of the auditor of the parent entity for:
● auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	60,909	49,725

28.
Related Parties

During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$1,300 per month. The lease is on a month to month basis.

There were no other transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

29.
Parent entity information

	2016	2015
Information relating to Mission NewEnergy Limited:	$	$
Current assets	1,101,131	6,845,637
Total assets	1,101,131	6,846,610
Current liabilities	(290,778)	(377,214)
Total liabilities		-
Net asset surplus / (deficit)	4,526,067	6,469,396
Issued capital	418,635	418,635
Opening Retained Profit / (Loss)	5,900,761	(138,994,472)
Share based payments reserve	150,000	150,000
Convertible notes reserve	-	-
Total shareholders’ equity/deficit	(4,526,067)	(6,469,396)
Profit / (Loss) of the parent entity	(1,944,248)	26,339,390
Total comprehensive income of the parent entity	(1,944,248)	26,339,390

Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2016.

30.
Non-current assets held for sale and discontinued operations

During the prior financial year Mission Agro Energy Limited, and Oleovest PL have been deconsolidated from the Group financials with effect from 1 March 2015 due to an effective change in control as a result of a settlement agreement with convertible note holders. Included in discontinued operations is the reversal of the asset impairment on sale of the 250,000 tpa refinery, a gain on conclusion of the sale and a provision raised for legal settlement of matters related to the refinery.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

Discontinued operations	2016 $	2015 $
Revenue	-	679,364
Gain on sale of assets	-	991,354
Legal settlement	-	(5,211,269)
Impairment reversal – non-current assets	-	27,586,572
Net Impairment – current assets	-	-
Other expenses and FX gains	-	260,371
Finance Costs	-	-
Income tax expense	-	-
Net assets written off on deconsolidation		(32,648)
Net gain from discontinued operations	-	24,273,744
Net gain from discontinued operations attributable to non-controlling interests	-	(141,202)
Net gain from discontinued operations attributable to members of the parent	-	24,132,542

The assets in this disposal group were deconsolidated during the current financial period.

31.
Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy LimitedHead Office Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008, Australia.

Malaysia	Mission Biofuels Sdn Bhd M2 Capital Sdn Bhd No 5E Nadayu 28 Dagang Jalan PJS 11/7 Bandar Sunway 47500 Subang Jaya Selangor, Malaysia

32.
Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2016 (including comparatives) were approved by the Board of Directors on 28 September 2016.
Dato’ Nathan Mahalingam
Director

Directors Declaration

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

1.           In the opinion of the Directors of Mission NewEnergy Limited (the company):
a.
The consolidated financial statements and notes are in accordance with the Corporations Act 2001, including:
I.
giving a true and fair view of the financial position of the Group as at 30 June 2016:
II.
and of it’s performance, for the financial year ended on that date, and
III.
complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and
IV.
The financial report also complies with International Financial Reporting Standards and other mandatory professional reporting requirements as disclosed in note 2.
b.
there are reasonable grounds to believe that Mission NewEnergy Ltd will be able to pay its debts as and when they become due and payable
2.           The Directors have been given the declarations required by section 295A of the

Corporations Act 2001 from the Group Chief Executive Officer and Chief Finance Officer for the financial year ended 30 June 2016.

This declaration is made in accordance with a resolution of the Board of Directors.

Dato’ Nathan Mahalingam
Group Chief Executive Officer

Dated: 28 September 2016

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR’S REPORT

To the members of Mission NewEnergy Limited

Report on the Financial Report
We have audited the accompanying financial report of Mission NewEnergy Limited, which comprises the consolidated statement of financial position as at 30 June 2016, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.
Directors’ Responsibility for the Financial Report
The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.
Auditor’s Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

Opinion
In our opinion:

a.
the financial report of Mission NewEnergy Limited is in accordance with the Corporations Act 2001, including:

i.
giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the year ended on that date; and

ii.
complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b.
the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Emphasis of matter
Without modifying our opinion, we draw attention to Note 2 in the financial report, which describes conditions that give rise to the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.
Other matter
Without modifying our opinion, we draw attention to Note 2 in the financial report which describes conditions that give rise to the existence of a material uncertainty about the consolidated entity’s carrying value of its investment in Associate.
Report on the Remuneration Report
We have audited the Remuneration Report included in pages 8 to 15 of the directors’ report for the year ended 30 June 2016. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.
Opinion
In our opinion, the Remuneration Report of Mission NewEnergy Limited for the year ended 30 June 2016 complies with section 300A of the Corporations Act 2001.

BDO Audit (WA) Pty Ltd
Wayne Basford
Director

Perth, 28 September 2016